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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 1)*

American International Group, Inc.
(Name of Issuer)

Common Stock, $2.50 par value
(Title of Class of Securities)

026874784
(CUSIP Number)

Bruce R. Berkowitz c/o Fairholme Capital Management, L.L.C. 4400 Biscayne Boulevard, 9th Floor Miami, FL 33137 (305) 358-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	026874784

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

30,949,500

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

32,909,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
32,909,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.4%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	026874784

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

30,949,500

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

32,909,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
32,909,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.4%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	026874784

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Funds, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

29,382,400

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

29,382,400

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
29,382,400

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.7%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	026874784

Item 1.	Security and Issuer.

No material changes from the Schedule 13D file by the Reporting Persons on September 17, 2010.

Item 2.	Identity and Background.

No material changes from the Schedule 13D file by the Reporting Persons on September 17, 2010.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D file by the Reporting Persons on September 17, 2010.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons evaluate their investment in the Shares on a continual basis.  Except as set forth below, the Reporting Persons have no plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons  reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's  Board of  Directors (the "Board"), other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

On September 30, 2010, Fairholme Capital Management, L.L.C. and Fairholme Funds, Inc. issued a press release in which they expressed strong support for the proposed solution to revitalize AIG in a fair and equitable manner for all constituents, foremost the country's taxpayers, and that the Reporting Persons look forward to a vibrant future for AIG and the U.S. economy.  A copy of the press release is attached hereto as Exhibit C.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5.	Interest in Securities of the Issuer.

(a-e)  As of the date hereof, Fairholme may be deemed to be the beneficial owner of 32,909,500 Shares (24.4%) of the Issuer, the Fund may be deemed to be the beneficial owner of 29,382,400 Shares (21.7%) of the Issuer and Bruce R. Berkowitz may be deemed to be the beneficial owner of 32,909,500 Shares (24.4%) of the Issuer, based upon the 135,126,343 Shares outstanding as of July 30, 2010, according to the Issuer.

Fairholme has the sole power to vote or direct the vote of 0 Shares, Fairholme Funds, Inc. has the sole power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the sole power to vote or direct the vote of 0 Shares to which this filing relates.  Fairholme has the shared power to vote or direct the vote of 30,949,500 Shares, Fairholme Funds, Inc. has the shared power to vote or direct the vote of 29,382,400 Shares and Bruce R. Berkowitz has the shared power to vote or direct the vote of 30,949,500 Shares to which this filing relates.

Fairholme has the sole power to dispose or direct the disposition of 0 Shares, Fairholme Funds, Inc. has the sole power to dispose or direct the disposition of 0 Shares and Bruce R. Berkowitz has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.  Fairholme has the shared power to dispose or direct the disposition of 32,909,500 Shares, Fairholme Funds, Inc. has the shared power to dispose or direct the disposition of 29,382,400 Shares and Bruce R. Berkowitz has the shared power to dispose or direct the disposition of 32,909,500 Shares to which this filing relates.

There have been no transactions in the Shares by the Reporting Persons since the Schedule 13D filed by the Reporting Persons on September 17, 2010.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 29, 2010, the Reporting Persons entered into a confidentiality agreement with the Issuer (the "Confidentiality Agreement").  Pursuant to the terms of the Confidentiality Agreement, the Reporting Persons agreed that for a period from September 29, 2010 to the earlier of (a) 24 hours following the Issuer's public filing of its Current Report on Form 8-K disclosing the evaluation material and (b) October 6, 2010, the Reporting Persons will not (and they will cause their representatives not to) buy, sell, transfer, enter into a hedging transaction with respect to or otherwise acquire or dispose of any securities of the Issuer or its affiliates or contract to do any of the foregoing.  The Confidentiality Agreement is attached hereto as Exhibit B.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	Confidentiality Agreement dated September 29, 2010 among the Reporting Persons and the Issuer.

Exhibit C	Press Release issued by Fairholme Capital Management, L.L.C. and Fairholme Funds, Inc. on September 30, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2010
(Date)

Bruce R. Berkowitz

By: /s/ Bruce R. Berkowitz

Fairholme Capital Management, L.L.C.

By: /s/ Bruce R. Berkowitz
Title: Managing Member

Fairholme Funds, Inc.

By: /s/ Bruce R. Berkowitz
Title: President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

         The undersigned agree that this Schedule 13D dated September 30, 2010 relating to the Common Stock, par value $2.50, of American International Group, Inc. shall be filed on behalf of the undersigned.

Bruce R. Berkowitz

By:  /s/ Bruce R. Berkowitz

Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
        Title: Managing Member

Fairholme Funds, Inc.

By:  /s/ Bruce R. Berkowitz
        Title: President

Exhibit B

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET, 27TH FLOOR

NEW YORK, NEW YORK 10270

September 29, 2010

Mr. Bruce R. Berkowitz
Fairholme Capital Management, L.L.C.
Fairholme Funds, Inc.
c/o Fairholme Capital Management, L.L.C.
4400 Biscayne Boulevard, 9th Floor
Miami, FL 33137

Attention:  Mr. Bruce R. Berkowitz

Dear Sirs:

You have requested certain confidential information from American International Group, Inc. (the "Company") for your internal evaluation, in your capacity as a shareholder of the Company, of a potential reorganization transaction under consideration by the Company (the "Transaction"). While this letter agreement (this "Agreement") does not require the Company to furnish any such information or you to receive it, this Agreement will govern the treatment of all such information that is provided by the Company.  You agree that such information and any other confidential information concerning the Company or the Transaction that the Company or its Representatives (as hereinafter defined) furnish to you or your Representatives, whether oral, written or electronic, together with any reports, analyses, compilations, memoranda, notes and any other written or electronic materials prepared by you or your Representatives which contain, reflect or are based upon such information (collectively, and including the fact that the Transaction is under consideration, the "Evaluation Material"), will be kept confidential, will be used only for the purpose of internally evaluating the Transaction; provided, however, that any disclosure of such information may be made (i) to your officers, directors, employees and counsel (such persons being generally referred to herein as your "Representatives") who need to know such information for the purpose of your evaluation of the Transaction (it being understood that you will cause your Representatives to treat such information in a confidential manner and in accordance with the terms hereof) and (ii) to which the Company consents in writing.  As used in this Agreement, the term "affiliate" shall mean any company in which you own, directly or indirectly, at least a majority of the outstanding voting securities or otherwise control the board of directors.

You agree that neither you, your affiliates, nor any of your Representatives will, without the prior written consent of the Company, directly or indirectly, (i) enter into any agreement, arrangement or understanding, or any discussions that might lead to such an agreement, arrangement or understanding, or otherwise act in concert or form a group with any other person regarding the Transaction or using the information learned about the Transaction, (ii) disclose to any other person either the fact that discussions or negotiations are taking place concerning the Transaction or any of the terms, conditions or other facts with respect to the Transaction, including the status thereof or (iii) disclose to any other person that you have received or produced any Evaluation Material, that this Agreement exists or the contents of this Agreement.

In the event that you or any of your Representatives or affiliates are required to disclose any Evaluation Material in connection with any judicial or administrative, governmental or other legal or regulatory proceedings (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigation demand or similar process), you will, to the fullest extent practicable and legally permissible, in advance of such disclosure provide the Company with prompt notice of such requirement(s).  You also agree, to the fullest extent practicable and legally permissible, to provide the Company, in advance of any such disclosure, with a list of any Evaluation Material you intend to disclose (and, if applicable, the text of the disclosure language itself) and to cooperate with the Company to the extent that it may seek to limit such disclosure.  If, in the absence of a protective order, you or any of your Representatives or affiliates are legally required to disclose Evaluation Material to any tribunal to avoid censure or penalty, you may disclose such information without liability hereunder.  It is further understood and agreed that regulatory agencies and examiners have unrestricted access to books and records in your or your Representatives possession, and disclosure to such examiners in the course of an examination process may occur without prior consent of the Company.  In addition, disclosure of the existence of this Agreement or any Evaluation Material may be made by you as you and your counsel may determine is required to defend any action brought against you in connection with this Agreement or the Transaction.

You will (and you will cause your Representatives or affiliates to) promptly, upon the request of the Company, deliver to the Company or destroy all copies of all written Evaluation Material, including any notes relating thereto, without retaining any copy thereof, including, to the extent practicable, expunging all such Evaluation Material from any computer, word processor or other device containing such information.  If requested by the Company, an appropriate officer of yours will certify to the Company that all such material has been so delivered or destroyed.  Notwithstanding the delivery or destruction of the Evaluation Material required by this paragraph, any and all duties and obligations existing under this Agreement will remain in full force and effect.  Notwithstanding the foregoing, but subject to your obligations of confidentiality under this Agreement, (x) you shall be permitted to retain copies of Evaluation Material as required to comply with law or regulatory authority and (y) computer records and files containing any Evaluation Material created pursuant to automatic archiving and back-up procedures need not be erased or destroyed.

The term "Evaluation Material" will not include information that (i) was or becomes available to you on a non-confidential basis from a source other than the Company or its Representatives as long as such other source is not known by you to be bound by a confidentiality obligation to the Company or (ii) was or becomes generally available to the public (other than as a result of a breach by you or any of your Representatives or affiliates of the obligations set forth in this Agreement).

You understand and agree that neither the Company nor any of its Representatives make any representation or warranty, express or implied, as to (i) the accuracy or completeness of the Evaluation Material or (ii) any of the terms, conditions or other facts with respect to the Transaction, including the status thereof, and including the Company's or any other party's present intentions with respect to the Transaction, which the Company does not undertake to disclose or, if disclosed, to update from time to time.  You agree that neither the Company nor its Representatives will have any liability whatsoever to you or any of your Representatives, including, without limitation, in contract, tort or under federal or state securities laws, relating to or resulting from the use of the Evaluation Material or any errors therein or omissions therefrom.

It is agreed that no failure or delay by the Company in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege.

The Company, without prejudice to any rights to judicial relief it may otherwise have, will be entitled to seek equitable relief, including injunction, in the event of any breach of the provisions of this Agreement.  You agree that you will not oppose the granting of such relief on the basis that the Company has an adequate remedy at law and that you will pay any fees that the Company may incur in enforcing this Agreement.

It is further understood and agreed that, except as a later definitive agreement may explicitly provide otherwise, neither the Company nor you intends to be, nor will either of us be, under any legal obligation of any kind whatsoever to the other with respect to the Transaction or otherwise by virtue of any written or oral expressions by our respective Representatives with respect to the Transaction, except for the matters specifically agreed to in this Agreement.  This provision may be modified or waived only by a separate writing signed by the Company and you expressly so modifying or waiving this provision.

You hereby acknowledge and confirm that you and your Representatives are aware that (i) the Evaluation Material constitutes material non-public information within the meaning of United States federal securities laws and (ii) the United States federal securities laws and securities laws of other jurisdictions prohibit any person who has material non-public information about a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person may purchase or sell such securities.  Accordingly, as a condition to your receiving the Evaluation Material, you agree that for a period from the date of this Agreement to the earlier of (a) 24 hours following the Company's public filing of its Current Report on Form 8-K disclosing the Evaluation Material and (b) October 6, 2010, you will not (and you will cause your Representatives not to) buy, sell, transfer, enter into a Hedging Transaction (as hereinafter defined) with respect to or otherwise acquire or dispose of any securities of the Company or its affiliates or contract to do any of the foregoing.  The term "Hedging Transaction" will mean any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from securities of the Company or its affiliates.  You hereby also confirm that you and your Representatives will not use any information about the Company in a way that might violate any antitrust or other applicable law.

In addition, you hereby acknowledge and confirm that you have obtained independent legal advice with respect to this Agreement.  Notwithstanding anything to the contrary set forth in this Agreement, it is acknowledged and agreed that you may be required to file an amendment to your Schedule 13D filing with the United States Securities and Exchange Commission disclosing this Agreement and filing a copy of the same.

It is understood and agreed that if any provision contained in this Agreement or the application thereof to you, the Company, or any other person or circumstance will be invalid, illegal or unenforceable in any respect under any applicable law as determined by a court of competent jurisdiction, the validity, legality and enforceability of the remaining provisions contained in this Agreement, or the application of such provision to such persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby.

This Agreement will be governed by, and construed in accordance with, the laws of the State of New York.

In case of any dispute related to this Agreement, you agree (i) to submit to personal jurisdiction in New York, (ii) that exclusive jurisdiction and venue will lie in the United States Federal and New York State Courts located in the Borough of Manhattan, The City of New York, and (iii) that notice may be served upon you at your address set forth on the first page of this Agreement.

This Agreement will benefit and bind successors and assigns of you and of the Company.  Any assignment of this Agreement by you without the prior written consent of the Company will be void.

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this Agreement, whereupon this Agreement will constitute our agreement with respect to the subject matter hereof.

Very truly yours,

AMERICAN INTERNATIONAL GROUP, INC.

By: /s/ Thomas A. Russo
Title: EVP, General Counsel

CONFIRMED AND AGREED TO:

BRUCE R. BERKOWITZ
FAIRHOLME CAPITAL MANAGEMENT, L.L.C.
FAIRHOLME FUNDS, INC.

By: /s/ Bruce R. Berkowitz
Title:      Managing Member
Fairholme Capital Management, L.L.C.
President
Fairholme Funds, Inc.

Exhibit C

FAIRHOLME CAPITAL MANAGEMENT, L.L.C.
FAIRHOLME FUNDS, INC.

PRESS RELEASE

FAIRHOLME CAPITAL MANAGEMENT ISSUES STATEMENT ON AIG ANNOUNCEMENT

Miami, FL – September 30, 2010 – Fairholme Capital Management today issued the following statement:

On behalf of our approximate 440,000 shareholders and clients, Fairholme owns approximately 24% of the outstanding common stock, 38% of the mandatory convertible bonds and other debt instruments of American International Group, Inc. (AIG).

Fairholme invested over $1.8 billion in AIG securities, more than 10% of assets under management, with the knowledge that for decades AIG was the premiere insurer - a shining example of how the United States can compete around the world.  We also invested in AIG with the belief that such a past is not easily destroyed.

Nevertheless, all of us at Fairholme applaud and appreciate the yeomen's work of AIG's management and board of directors, the United States Treasury, the Federal Reserve System and its trustees and countless others involved in this most complex process.

We strongly support the proposed solution to revitalize AIG in a fair and equitable manner for all constituents, foremost our country's taxpayers, and look forward to a vibrant future for AIG and the U.S. economy.

Contact: Bruce R. Berkowitz
305 434 7723

Founder and Managing Member
Fairholme Capital Management, L.L.C.

President
Fairholme Funds, Inc.

Information about Fairholme Capital Management and Fairholme Funds, Inc.

Fairholme Capital Management, L.L.C. is registered with the SEC as an investment adviser and, as of September 30, 2010, has approximately $18 billion of assets under management. Fairholme Capital Management is the investment manager of each of The Fairholme Fund and The Fairholme Focused Income Fund. Operating and investment decisions for Fairholme Capital Management and the Funds are made by Bruce R. Berkowitz, in consultation with Charles M. Fernandez. Mr. Berkowitz is the founder and Managing Member of Fairholme Capital Management and the President and a Director of Fairholme Funds, Inc. Mr. Charles M. Fernandez is the President of Fairholme Capital Management and the Vice-President and a Director of Fairholme Funds, Inc.

The Funds' investment objectives, risks, charges, and expenses should be considered carefully before investing. The prospectus contains this and other important information about the Funds, and may be obtained by calling shareholder services at 866-202-2263 or visiting our website at www.fairholmefunds.com. Read it carefully before investing.

Investing in The Fairholme Fund involves risk including loss of principal. The Fairholme Fund is non-diversified, which means that it invests in a smaller number of securities when compared to more diversified funds. Therefore, the Fund is exposed to greater individual stock volatility than a diversified fund. The Fairholme Fund also invests in foreign securities which involve greater volatility and political, economic and currency risks and differences in accounting methods.

The Fairholme Focused Income Fund is a non-diversified mutual fund, which means that the Fund invests in a smaller number of securities when compared to more diversified funds. This strategy exposes the Fund and its shareholders to greater risk of loss from adverse developments affecting portfolio companies. The Fund's investments are also subject to interest rate risk, which is the risk that the value of a security will decline because of a change in general interest rates. Investments subject to interest rate risk will usually decrease in value when interest rates rise and rise in value when interest rates decline. Also, securities with long maturities typically experience a more pronounced change in value when interest rates change.

Shares of the Funds are offered through the Funds' distributor, Fairholme Distributors, Inc.

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